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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: October 31, 2018 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-34835
CUSIP NUMBER 29404K106

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Envestnet, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

35 East Wacker Drive, Suite 2400
Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60601
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Envestnet, Inc. (the “Company”) and its customers are subject to a variety of sales, use and other taxes in a number of states and localities in which they do business. These laws and their interpretations change from time to time and often do not address with clarity their applicability to the types of products and services the Company provides. As a result of the number of jurisdictions involved and the lack of uniformity in how these tax laws are written and/or interpreted, the Company is unable, without unreasonable effort or expense, to complete a timely review of the magnitude of its potential liability for these taxes and its impact on the Company’s December 31, 2016 financial statements, the potential impact on prior periods, and its assessment of the related internal control over financial reporting as of December 31, 2016, as required by Section 404 of the Sarbanes-Oxley Act of 2002.

In addition, the Company has not completed its testing and assessment of the effectiveness of its internal control over financial reporting due in part to control deficiencies identified by management. The Company believes that certain of these control deficiencies, individually or in the aggregate, represent material weaknesses in its internal control over financial reporting.  Upon completion of its testing and assessment of the effectiveness of internal control over financial reporting, the Company may determine that there are additional control deficiencies that may represent material weaknesses.

The Company is currently working to complete its financial statements and management’s assessment of internal control over financial reporting as of and for its fiscal year ended December 31, 2016.

As a result of the foregoing, the Company is unable to file its Annual Report on Form 10-K for its fiscal year ended December 31, 2016 within the prescribed time period without unreasonable effort or expense.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Peter H. D’Arrigo	312	827-2800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The unaudited estimated financial results set forth below are preliminary and subject to revision based upon the completion of the Company’s financial statements for the year ended December 31, 2016. Once the Company’s financial statements are completed, the Company may report financial results that could differ, and the differences could be material and may impact prior period amounts.

The preliminary financial data set forth below have been prepared by, and are the responsibility of, the Company’s management. The Company’s independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to the following preliminary financial data. Accordingly, the Company’s independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto.

The following information and estimates contain certain forward-looking statements. While the Company believes that such information and estimates are based on reasonable assumptions, the Company’s actual results may vary, and such variations may be material. Factors that could cause the preliminary financial data and estimates to differ include, but are not limited to: (i) final results of the Company’s review of the magnitude of its potential liability for state and local sales, use and other taxes and the periods the potential liability may impact; and (ii) the completion of the Company’s financial statements for the year ended December 31, 2016. Consolidated and segment-level operating expenses and net loss figures referenced below exclude the impact of any provision to establish a reserve related to the potential liability as disclosed in Part III of this filing.

For the year ended December 31, 2016, the Company expects to report revenues of approximately $578 million, a 37% increase over 2015. The increase was primarily due to the inclusion of a full year of results for Yodlee, Inc. (“Yodlee”), which the Company acquired in November 2015, which resulted in a year over year increase in revenues of approximately $116 million, and ongoing growth of the business. The Company expects total operating expenses to be approximately $595 million for 2016, compared to approximately $402 million in the prior year. The increase in operating expenses was primarily due to the inclusion of a full year of results for Yodlee, which resulted in a year over year increase in operating expenses of approximately $152 million, and ongoing growth of the business. The Company expects to report a net loss of approximately $50 million for 2016, compared to net income of approximately $4 million in 2015. The primary contributors of the net loss in 2016 include higher compensation and benefits, due to an increase in headcount related to Yodlee, higher amortization of acquired intangibles related to the Yodlee acquisition, and an increase in the provision for income taxes to establish a valuation allowance on deferred tax assets.

For the Envestnet segment, revenues are expected to be approximately $448 million for 2016, 10% higher than 2015. Total operating expenses for 2016 are expected to be approximately $400 million, compared to approximately $364 million in 2015. For the Envestnet | Yodlee segment, revenues are expected to be approximately $131 million for 2016, compared to approximately $14 million in 2015. Total operating expenses are expected to be approximately $169 million for 2016, compared to approximately $17 million in 2015. Non-segment total operating expenses are expected to be approximately $26 million for 2016, compared to approximately $21 million in the prior year.

Envestnet, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2017	By	/s/ Peter H. D’Arrigo
Name Peter H. D’Arrigo
Title Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).